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                           November 24, 2020

       William Corbett
       Chief Executive Officer
       Innovative Payment Solutions, Inc.
       19355 Business Center Drive, #9
       Northridge, CA 91324

                                                        Re: Innovative Payment
Solutions, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 16,
2020
                                                            File No. 333-250132

       Dear Mr. Corbett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services